EXHIBIT 99.1

News Release

For Immediate Release	Date: February 19, 2025
25-05-TR

Teck Reports Unaudited Fourth Quarter Results for 2024

Record annual copper production and $1.8 billion returned to shareholders this year

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited fourth quarter results for 2024.

"2024 was a transformational year as we repositioned Teck as a pure-play energy transition metals company with the sale of the steelmaking coal business and record annual copper production," said Jonathan Price, President and CEO. "Our copper production in the fourth quarter set a new quarterly production record with strong performance at QB, and we continued to return cash to shareholders through share buybacks and dividends that totaled $1.8 billion in 2024. Our strong financial position, ongoing returns to shareholders and value accretive copper growth strategy position us for long-term value creation."

Highlights

•	Adjusted EBITDA[1] of $835 million in Q4 2024 was driven by record copper production as Quebrada Blanca (QB) continued to ramp-up, achieving design throughput rates by the end of the year, as well as strong base metals pricing. Copper and zinc sales volumes each increased by 24% compared to the same period last year. Our profit from continuing operations before taxes was $256 million in Q4 2024.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $232 million, or $0.45 per share, in Q4 2024. Our profit from continuing operations attributable to shareholders was $385 million.
•	We returned $1.8 billion to shareholders through share buybacks and dividends in 2024, of which $549 million was completed in the fourth quarter. As at February 19, 2025, we have completed $1.45 billion of our authorized buyback program of $3.25 billion.
•	We reduced our debt by US$196 million in Q4 2024, including a scheduled semi-annual repayment on the QB project financing facility. In 2024, we reduced our debt by US$1.8 billion.
•	Our liquidity as at February 19, 2025 is $11.3 billion, including $7.1 billion of cash. We generated cash flows from operations of $1.3 billion in Q4 and we had a net cash[1] position of $2.1 billion at December 31, 2024.
•	We achieved our third consecutive quarter of record copper production with 122,100 tonnes produced in Q4 2024, of which 60,700 tonnes were from QB. With the ramp-up of QB, we achieved record annual copper production of 446,000 tonnes in 2024, up 50% from last year.
•	Our copper business generated gross profit before depreciation and amortization[1] of $732 million in the fourth quarter, up 160% from a year ago, with strong sales volumes of 124,900 tonnes and higher copper prices. Gross profit from our copper business was $299 million in the fourth quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $320 million in the fourth quarter, up 112% from a year ago, supported by strong zinc prices and sales volumes from Red Dog. Gross profit from our zinc business was $243 million in the fourth quarter.
•	Two of three of QB's labour unions, representing 78% of QB's workforce, and Antamina's labour union each ratified new three-year collective bargaining agreements during Q4 2024.
•	Our High-Potential Incident (HPI) Frequency rate continued to remain low at 0.12 in 2024.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Financial Summary Q4 2024

Financial Metrics (CAD$ in millions, except per share data)	Q4 2024	Q4 2023
Revenue	$2,786	$1,843
Gross profit	$542	$152
Gross profit before depreciation and amortization[1]	$1,052	$432
Profit (loss) from continuing operations before taxes	$256	$(324)
Adjusted EBITDA[1]	$835	$321
Profit (loss) from continuing operations attributable to shareholders	$385	$(167)
Adjusted profit from continuing operations attributable to shareholders[1]	$232	$23
Basic earnings (loss) per share from continuing operations	$0.75	$(0.32)
Diluted earnings (loss) per share from continuing operations	$0.75	$(0.32)
Adjusted basic earnings per share from continuing operations[1]	$0.45	$0.04
Adjusted diluted earnings per share from continuing operations[1]	$0.45	$0.04

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on Our Copper Growth Strategy

•	We achieved record copper production of 446,000 tonnes in 2024, up 50% from 2023, supported by the ramp-up of QB. We expect our annual 2025 copper production to further increase to between 490,000 and 565,000 tonnes as QB continues to ramp-up, consistent with our previously disclosed guidance issued on January 20, 2025.
•	Increased QB copper production of 60,700 tonnes in the fourth quarter, compared to 52,500 tonnes in the third quarter of 2024. Annual copper production in 2024 from QB was 207,800 tonnes, within our previously disclosed guidance range of 200,000 to 210,000 tonnes.
•	We achieved design mill throughput rates at QB by the end of 2024, as expected, with record daily production achieved throughout the fourth quarter. We also saw an improvement in grades, as expected, and recoveries in the fourth quarter as compared with the third quarter of 2024, driving increased production in the fourth quarter.
•	We had scheduled planned maintenance in January 2025 at QB for minor modifications; however, we extended the scheduled shutdown to 18 days to conduct maintenance and reliability work, and complete additional tailings lifts as part of the operational ramp-up. Since production recommenced, we have been processing transition ores which was expected in the first quarter of 2025 in our mine plan. We continue to expect to see an overall increase in ore grades in 2025 over 2024 as we carry out the scheduled mine plan. Consistent with our operating plan, we expect to continue to have quarterly maintenance shutdowns. Our previously disclosed 2025 annual copper production for QB is unchanged at between 230,000 and 270,000 tonnes.
•	In the fourth quarter, we continued to make progress in advancing our copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. Our focus remains on advancing our near-term projects – Highland Valley Copper Mine Life Extension (HVC MLE), Zafranal, San Nicolás - for potential sanction decisions in 2025, and advancing optimization of QB, with a strong focus on identifying near-term growth opportunities for debottlenecking within the current asset base. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

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Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate continued to remain low at 0.12 in 2024.
•	On October 30, 2024, Teck was named to the Forbes list of the World’s Top Companies for Women 2024, an employee-driven ranking of multinational corporations from 37 countries around the world.
•	On November 15, 2024, Teck was named one of Canada’s Top 100 Employers for the eighth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resource programs and innovative workplace policies.
•	On December 2, 2024, we released our Climate Change and Nature 2024 Report, which for the first time combines the recommendations of the Taskforce on Nature-related Financial Disclosures (TNFD) with the recommendations of the Taskforce on Climate-related Financial Disclosures (TCFD) to deliver an integrated report covering both climate and nature-related aspects of our business.

Guidance

•	On January 20, 2025, we disclosed our 2025 annual guidance, which is unchanged in this news release.
•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 25–28 of Teck’s fourth quarter results for 2024 at the link below.

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2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	490 – 565
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q1 2025
Red Dog zinc in concentrate sales (000’s tonnes)	75 – 90
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.65 – 1.95
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Click here to view Teck’s full fourth quarter results for 2024.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q4/2024 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on February 20, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

REFERENCE

Emma Chapman, Vice President, Investor Relations: +44 207.509.6576

Dale Steeves, Director, External Communications: +1 236.987.7405

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USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).  This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit from continuing operations attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Adjusted basic earnings per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

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Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

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Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit from Continuing Operations Attributable to Shareholders

	Three months ended December 31		Year ended December 31
Item	2024	2023	2024	2023
Net Income (CAD$ in millions)	$385	($167)	($467)	($118)
Asset impairment	—	—	828	—
QB variable consideration to IMSA and Codelco	23	69	32	95
Environmental costs	(6)	84	3	88
Share-based compensation	5	(13)	72	63
Labour settlement	25	—	19	7
Commodity derivatives	(29)	(20)	(65)	9
Foreign exchange (gains) losses	(208)	8	(137)	(8)
Tax items	(51)	—	178	69
Other	88	62	142	84
Total	$232	$23	$605	$289
EPS (Basic)	$0.75	($0.32)	($0.90)	($0.23)
EPS (Diluted)	$0.75	($0.32)	($0.90)	($0.23)
Adjusted EPS (Basic)	$0.45	$0.04	$1.17	$0.56
Adjusted EPS (Diluted)	$0.45	$0.04	$1.16	$0.55

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Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings per share from Continuing Operations

	Three months ended December 31		Year ended December 31
Item	2024	2023	2024	2023
EPS (Basic)	$0.75	($0.32)	($0.90)	($0.23)
Asset impairment	—	—	1.60	—
QB variable consideration to IMSA and Codelco	0.05	0.13	0.06	0.18
Environmental costs	(0.01)	0.16	0.01	0.17
Share-based compensation	0.01	(0.03)	0.14	0.12
Labour settlement	0.05	—	0.04	0.01
Commodity derivatives	(0.06)	(0.04)	(0.13)	0.02
Foreign exchange (gains) losses	(0.41)	0.02	(0.27)	(0.01)
Tax items	(0.10)	—	0.34	0.13
Other	0.17	0.12	0.28	0.17
Total	$0.45	$0.04	$1.17	$0.56

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings per share from Continuing Operations

	Three months ended December 31		Year ended December 31
Item	2024	2023	2024	2023
EPS (Basic)	$0.75	($0.32)	($0.90)	($0.23)
Asset impairment	—	—	1.58	—
QB variable consideration to IMSA and Codelco	0.04	0.13	0.06	0.18
Environmental costs	(0.01)	0.16	0.01	0.17
Share-based compensation	0.01	(0.02)	0.14	0.12
Labour settlement	0.05	—	0.04	0.01
Commodity derivatives	(0.06)	(0.04)	(0.13)	0.02
Foreign exchange (gains) losses	(0.41)	0.02	(0.26)	(0.01)
Tax items	(0.10)	—	0.34	0.13
Other	0.18	0.11	0.28	0.16
Total	$0.45	$0.04	$1.16	$0.55

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended December 31		Year ended December 31
Item	2024	2023	2024	2023
Profit (loss) from continuing operations before taxes	$256	($324)	($718)	($75)
Finance expense net of finance income	141	25	719	50
Depreciation and amortization	523	292	1,726	925
EBITDA	920	(7)	1,727	900
Asset impairment	—	—	1,053	—
QB variable consideration to IMSA and Codelco	37	115	51	156
Environmental costs	(8)	115	—	119
Share-based compensation	5	(15)	91	81
Labour settlement	38	—	29	11
Commodity derivatives	(40)	(27)	(90)	12
Foreign exchange (gains) losses	(235)	18	(146)	(9)
Other	118	122	218	166
Adjusted EBITDA	$835	$321	$2,933	$1,436

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended December 31		Year ended December 31
Item	2024	2023	2024	2023
Gross profit	$542	$152	$1,607	$1,112
Depreciation and amortization	510	280	1,665	861
Gross profit before depreciation and amortization	$1,052	$432	$3,272	$1,973

Reported as:
Copper
Quebrada Blanca	$304	($79)	$766	($61)
Highland Valley Copper	$100	$101	$471	$391
Antamina	$275	$228	$1,038	$899
Carmen de Andacollo	$52	$34	$121	$44
Other	$1	($3)	$5	($8)
Total Copper	$732	$281	$2,401	$1,265

Zinc
Trail Operations	$15	$12	$12	$103
Red Dog	$303	$141	$851	$611
Other	$2	($2)	$8	($6)
Total Zinc	$320	$151	$871	$708
Gross profit before depreciation and amortization	$1,052	$432	$3,272	$1,973

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the expected use of proceeds from the sale of our steelmaking coal business, including the timing and format of any cash returns to shareholders; the anticipated benefits of the sale of our steelmaking coal business; our expectations regarding the continued ramp-up and future optimization and debottlenecking of QB2, including the occurrence, timing and length of required maintenance shutdowns; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB debottlenecking, the HVC Mine Life Extension, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for the HVC Mine Life Extension, including with respect to the dispute resolution process underway; expectations with respect to the construction of an exploration access road and advancement of prefeasibility study work in the Red Dog district; expectations regarding timing and amount of income tax payments and our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; the continued operation of QB2 in accordance with our expectations; the possibility that the anticipated benefits from the sale of our steelmaking coal business are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, including credit, market, currency, operational, commodity, liquidity and funding risks generally and relating specifically to the transaction; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

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Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

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We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2023 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

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